Mail Stop 3561

June 11, 2007

Randel G. Owen
Executive Vice President and Chief Financial Officer
Emergency Medical Services Corporation
6200 S. Syracuse Way, Suite 200
Greenwood Village, CO 80111

Re: Emergency Medical Services Corporation and
Emergency Medical Services L.P. (the Company)
Form 10-K for the year ended December 31, 2006
File No. 001-32701 and 333-127115

Dear Mr. Owen:

We have reviewed your May 22, 2007 correspondence and have the following comment. We believe you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our request is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response we may have additional comments. Please file your response to our comment via EDGAR within ten business days from the date of this letter.

Notes to Financial Statements, page F-11

Note 16: Insurance, page F-38

1.   We have reviewed your response to prior comment four but continue to believe that investment earnings should be classified as non-operating income absent specific literature supporting your current income statement classification. The fact that the deposits held in trust for the benefit of CNA and on deposit with ACE are restricted as to use and access pursuant to agreements with those entities does not support classifying the investment earnings as contra-insurance expense. Please classify your investment earnings as non-operating income.

* * * * *

You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief